Mail Room 4561

                                                             May 14, 2018

George Syllantavos
Co-Chief Executive Officer
Stellar Acquisition III Inc.
c/o Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105

       Re:      Stellar Acquisition III Inc.
                Registration Statement on Form S-4
                Filed April 11, 2018
                File No. 333-224227

Dear Mr. Syllantavos:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You disclose on page 72 that, pursuant to the merger agreement, Phunware has agreed to use commercially reasonable efforts to consummate an initial block-chain technology token generation event via the launch of PhunCoin on or prior to June 30, 2018.

             Please provide details of the mechanics of Phunware's initial block-chain technology token generation event. Explain how Phunware intends to comply with the registration and other requirements of the federal securities laws.
 George Syllantavos
Stellar Acquisition III Inc.
May 14, 2018
Page 2


           Describe how the token generation event will result in proceeds to you and disclose how you will use those proceeds.

           Please describe the technical characteristics of the PhunCoin, including how it will be distributed and whether, and if so how, holders can trade or redeem it.

           Describe whether you have or will take action to have PhunCoin listed for trading on any trading platform.

           Describe the legal and economic rights of the PhunCoin. Disclose whether all
           PhunCoins will have the same rights.

           Describe how PhunCoin relates to Phunware's core business and how Phunware will use PhunCoin for core business activities. Explain how you expect the token generation event to impact your primary operations. Also, discuss the costs of creating PhunCoin and the material risks you face in implementing it.

2. You state on page 182 that "the PhunCoin crypto token will empower users to control and be compensated for the data they contribute to the system, and it will prevent traditional security breach concerns by storing and biometrically protecting data and self-
       sovereign identity client-side (versus in the cloud)." Please describe your security and custody arrangements for the PhunCoin including how you intend to validate existence, exclusive ownership, and software functionality of private digital asset keys and other ownership records.

3. Please discuss the consequences of Phunware not being able to raise a minimum of $10 million through its PhunCoin offering prior to June 30, 2018. Disclose whether this could lead to a termination of the merger agreement or whether there are other material consequences.

4. The proposals in the joint proxy statement require a majority vote of all equity securities, a majority vote of a class of an equity security, or a two-thirds vote for the Stellar
       Redomestication Proposal, as applicable. Please specify the percentage of votes that will be covered by the Voting Agreements and Sponsor Voting Agreement and clarify the public or non-affiliated vote required to approve each of the proposals after taking into account such voting agreements votes. Also file the agreements as exhibits to the registration statement. Refer to Item 601(b) of Regulation S-K.

5. Please provide pre- and post-merger organizational charts. In this regard, we note that the Phunware Group includes direct and indirect subsidiaries of Phunware.
 George Syllantavos
Stellar Acquisition III Inc.
May 14, 2018
Page 3


Summary of the Material Terms of the Proposals, page 6

6. You state on page 89 "in the event that the Merger Agreement is terminated either (i) by
       Stellar for a Change in Recommendation by Phunware's board of directors or (ii) by either Stellar or Phunware for Phunware failing to receive the Phunware Stockholder
       Approval after a Change in Recommendation by Phunware's board of directors, then
       Phunware shall pay to Stellar a cash termination fee equal to $12,000,000." Please revise here to discuss the termination provisions and termination fees. Additionally, clarify, if true, that there is no circumstance under which Stellar will pay termination fees.

Q: What will Phunware's stockholders receive in return for the acquisition of Phunware by
Stellar?... page 17

7. You state that the consideration to be paid to Phunware stockholders will be adjusted by, amongst others, aggregate cash and cash equivalents of Phunware. We note that the launch of PhunCoin will occur on or prior to June 30, 2018 and the vote to approve the merger will occur after June 30, 2018. Please discuss how the merger consideration will be impacted by the launch of PhunCoin.

8. Please define "Redemption Price" and clarify the timing and how the redemption price will be calculated. In this regard, we note that Section 9.2 of your current certificate of incorporation indicates that the redemption price will be calculated two days prior the consummation of the initial Business Combination.

9. Please include an illustrative example of the merger consideration, which should highlight the minimum expected consideration on a per share basis.

Risk Factors

If the conditions of the Merger are not met, the Business Combination will not
...., page 56

10. You state that "even if the Merger is approved by the shareholders of Stellar and
       Phunware, specified conditions must be satisfied or waived to complete the Business
       Combination. These conditions are described in detail in the Merger Agreement." Please expand your disclosure to discuss all material conditions that must be satisfied or waived, and the material consequences if such conditions are not met.

The Merger Agreement and Related Agreements

Covenants of the Parties, page 86

11. Please file the consent of director nominee, Alan Knitowski. Refer to Rule 438 of
       Regulation C under the Securities Act.
 George Syllantavos
Stellar Acquisition III Inc.
May 14, 2018
Page 4




Termination, page 89

12. Please tell us whether the non-performance of any of the covenants discussed on page 7 would constitute a "material uncured breach."

Stellar Proposal 1: The Redomestication Proposal

Comparison of Shareholder Rights Before and After the Redomestication, page 105

13. Please clarify on pages 60 and 108-109 whether your exclusive forum provisions related to derivative lawsuits alleging violations of federal securities laws may be brought in either federal or Delaware court.

Stellar Proposal 2: The Stellar Business Combination Proposal

Background of the Business Combination, page 112

14. You state that "Stellar evaluated in excess of 36 potential transactions and exchanged
       Letters of Intent with 12 such entities." With respect to the letters of intent exchanged with 12 entities, to the extent material, please address any significant negotiations that took place and discuss why the proposed transactions were ultimately not pursued.

15. Please provide material details of your negotiations with and evaluations of Phunware, including the timeline for when the negotiations for the merger agreement began and the dates of meetings involved, the terms negotiated and how the price of the deal was reached. To the extent there were substantive developments at the meetings, such as with respect to the amount of consideration, please provide a materially complete description.

Projections, page 113

16. Please clarify how the revenue projections provided by Phunware materially differs from
       GAAP revenue. Further, describe the "numerous assumptions" used to determine these projected non-GAAP revenue amounts and describe in detail the "projected trends, potential opportunities and strategic plans" that affected such projections.

Satisfaction of 80% Test, page 114

17. Please provide details with respect to the comparable companies you considered and how the Stellar Board determined that Phunware has a fair market value of approximately
       $301 million.
 George Syllantavos
Stellar Acquisition III Inc.
May 14, 2018
Page 5


The Board's Reasons for Approval of the Business Combination, page 116

18. Please expand each bullet point on pages 115 and 116 to explain why each factor was considered material by the board of directors with respect to the approval of the merger agreement. Please tailor your response to the specific aspects of Phunware that relates to each reason.

19. Please clarify which of the "other risks" not otherwise disclosed on page 116 are the material negative deterrents considered by the board of directors prior to its vote. For example, to the extent relevant, discuss any potential liquidity or going concern issues with Phunware, the ability to value Phunware, and material regulatory concerns.

No Opinion of Financial Advisor, page 116

20. You disclose that you did not obtain a third-party valuation or fairness opinion in connection with the board's determination to approve the business combination, instead relying on the management's expertise, experience and backgrounds, "together with the experience and sector experience of our financial advisors." Please identify these financial advisors and describe the role they played in the negotiations and evaluations of the offers or merger proposals.

21. Please clarify the steps and analyses management performed to ultimately conclude
       Phunware had a valuation in excess of $301 million or that the merger consideration was fair to investors. Clarify how the projections on page 114 from Phunware were used in such analyses. Also revise your disclosure on page 114 to provide details with respect to the comparable companies the board considered in determining that Phunware has a fair market value of approximately $301 million.

Stellar Proposal 6: The Director Election Proposal, page 132

22. Please clarify the effect of Section 5.17 of the merger agreement as to the composition of the board of directors. For example, pursuant to the merger agreement, Stellar receives the right to nominate two Class III Directors, and chose Messrs. Tsirigakis and
       Syllanvantos, while Phunware has the right to nominate five initial directors after the reorganization and merger. The merger agreement indicates that Phunware chose Mr.
       Knitowski and will select the other four director nominees, two of which must be independent. The merger agreement also includes a provision that the size of the board would increase to nine members if it is not majority independent, and the two additional directors would be chosen mutual chosen by Stellar and Phunware.
 George Syllantavos
Stellar Acquisition III Inc.
May 14, 2018
Page 6



Information About Phunware, page 179

23. You refer to Cryptonetworking, including a PhunCoin crypto ecosystem, as one of your product or solution offerings. Please explain what Cryptonetworking is and whether it is currently available to your customers. Also, clarify whether this is a stand-alone product or if it will be integrated with your MaaS software, such as your loyalty and rewards services. If you currently generate revenue from this product or solution offerings, include a discussion of the related accounting in your disclosures on page F-25, if material.

24. You refer to MaaS platform offerings that include one-to-five year software licenses as well as perpetual licenses. Please clarify which of your offerings include perpetual vs.
       term licenses. To the extent your solutions include perpetual licenses, revise to further explain the components of these arrangements. Also, tell us the percentage of revenues generated from arrangements that include perpetual licenses for each period presented.
       To the extent material, please make the necessary revisions to your disclosures in Note 2 to clarify your accounting for such arrangements.

Concentration of Major Customers, page 183

25. In light of the significant amounts of revenue generated through your arrangements with
       Fox Networks Group and Fetch Media, Ltd., please disclose the material terms of such agreements including the duration and termination provisions, as applicable. Also file the respective agreements as exhibits to the registrant statement or tell us why you believe these are not material. Refer to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Phunware

Overview, page 193

26. You state your position in specified markets has "resulted in a current inventory of more than 2 billion Phunware IDs across numerous mobile application portfolios for more than
       1 billion MAUDs across more than 1 trillion database events and petabytes of information." Please clarify what you mean by "Phunware IDs," "MAUDs," "database events" and "petabytes of information." Explain how each of these measures is defined and calculated and how this information is used in analyzing your business.
 George Syllantavos
Stellar Acquisition III Inc.
May 14, 2018
Page 7


Key Business Metrics, page 195

27. Revise to disclose the exact percentage of dollar-based revenue retention rate in fiscal
       2017 rather than refer to greater than 100% as this provides further insight into the level of expansion and retention by your customer base.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue, page 200

28. You indicate that the decrease in media revenue was primarily due to a decrease in sales to a materially significant customer who discontinued an ongoing ad campaign with a media advertising agency. Given the apparent significance of this matter to your operations, please quantify the decrease in revenue specific to this customer to provide better visibility into the results of the media revenue stream. Also, please note any continuing impact the loss of this customer will have on your results of operation.
       Similar revisions should be made to your liquidity discussion with regards to the increase in the allowance for doubtful accounts related to this customer and the potential impact on your future liquidity. Lastly, please clarify whether you reserved for the entire amount due from this customer. Refer to Item 303 of Regulation S-K and Sections III and IV of
       SEC Release No. 33-8350.

29. Please identify the "materially significant customer" that caused the 71.4% decline in media revenue. In this regard, we note that during the year ended December 31, 2017, your sales were concentrated with Fox Networks Group and Fetch Media, Ltd., which accounted for 44% and 11% of your net sales.

Change in Independent Registered Public Accounting Firm of Phunware, page 238

30. You state that in connection with the audit of the company's "financial statements as of
       December 31, 2016 and for the year then ended," there were no disagreements with
       E&Y. Please clarify for us whether during the two most recent fiscal years and the subsequent interim period preceding E&Y's declination to stand for reappointment on
       January 5, 2018, there were any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreement(s) in connection with its report.
       Refer to Item 304(a)(iv) of Regulation S-K.
 George Syllantavos
Stellar Acquisition III Inc.
May 14, 2018
Page 8



Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Media Revenue, page F-26

31. You state that you are the primary obligor in all advertising arrangements because you are responsible for identifying and contracting with third-party advertisers. Please clarify whether third-party advertiser is referring to the advertising agency or the advertising company.

Multiple-Element Arrangements, page F-26

32. Please explain further your statement that you are unable to determine VSOE for arrangements that include perpetual licenses, maintenance and services due to the lack of
       VSOE for maintenance bundled with the term licenses. In this regard, it is unclear why the accounting for your term licenses would impact the ability to establish VSOE for your perpetual licenses.

Proxy Card, page G-1

33. We refer to the "The Stellar Business Combination Proposal." Please clarify that Stellar shareholders must vote for or against the proposal in addition to checking the "Intention to Exercise Redemption Rights" box to exercise their redemption rights.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 George Syllantavos
Stellar Acquisition III Inc.
May 14, 2018
Page 9


        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or me at (202) 551-3673 with any other questions.

                                                         Sincerely,

                                                         /s/ Folake Ayoola

                                                         Folake Ayoola
                                                         Special Counsel
                                                         Office of Information
Technologies
                                                         and Services




cc:    Jeffrey W. Rubin
       Ellenoff Grossman & Schole LLP